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SEC FILE NUMBER
000-30877

CUSIP NUMBER
G5876H105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
US Dataworks, Inc.

Full Name of Registrant

Former Name if Applicable
One Sugar Creek Center Blvd., 5th Floor

Address of Principal Executive Office (Street and Number)
Sugar Land, TX 77478

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date;

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Registrant will not file its Annual Report on Form 10-KSB for the fiscal year ended March 31, 2008 by the required filing date of June 30, 2008 because it will be unable to complete the preparation of its audited financial statements by the initial filing date without unreasonable effort or expense. The Registrant currently expects to file the Annual Report not later than fifteen calendar days after June 30, 2008.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

John McLaughlin	281	504-8027
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Under SFAS No. 142, the Company should review the fair value of a reportable unit if a significant event or if circumstances change that would more likely than not reduce the fair value of the reportable unit below its carrying amount. The Company has determined that two significant events occurred in the quarter ending December 31, 2007 that, when taken together, placed enough downward pressure on the market value of the Company’s common stock to require a review of the fair value of the reportable unit. First, in November 2007, the Company issued senior secured convertible notes in the amount of $4,000,000, which increased the Company’s debt significantly and the market price of the Company’s common stock began to fall. Secondly, in December 2007, the Company announced the termination of its Resale Agreement with Hyundai and entered into a Settlement and Release Agreement terminating the Purchase Agreement. This announcement continued the downward pressure on the market value of the Company’s common stock.

In the fourth quarter of fiscal 2008, the Company performed its annual impairment testing and used a memo purchase price allocation to determine the carrying value of the reportable unit. All assets including certain identified intangible assets were used in the valuation. The carrying value was then compared to the Company’s market value as of March 31,2008 based on the market capitalization of its common stock. This analysis determined that an +impairment of $10,112,931 occurred and the goodwill was written down as of March 31, 2008 accordingly.

US Dataworks, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	June 30, 2008	By	/s/ John McLaughlin

John McLaughlin Chief Accounting Officer and Principal
Financial Officer and Accounting Officer